EXHIBIT 99.1


                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      (X)                         ( )                     ( )                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  21,437            0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                                1,660            0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
     Shares               Common                    0           Buy              0              9           Donation            0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   21,437            0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                 1,660            0               0
------------------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      (X)                          ( )                     ( )                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                   140               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                                  0               0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                    140             0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                   0             0               0
------------------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      (X)                          ( )                     ( )                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                   4,326             0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred C                                2               0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                    4,326           0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred C                                 2             0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                          (X)                     ( )                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  20,452            0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               11,318            0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   20,452          0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                11,318          0               0
------------------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         (X)                     ( )                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                0               0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         (X)                     ( )                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred A                             1                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred A                              1               0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         ( )                     (X)                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  6,140             0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               6,142             0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   4,348           0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                4,348           0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         ( )                     (X)                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                0               0               0
------------------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         ( )                     (X)                            ( )
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                0               0               0
------------------------------------------------------------------------------------------------------------------------------------

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Company Name: TELEMIG CELULAR PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         ( )                     ( )                            (X)
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                0               0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         ( )                     ( )                            (X)
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                0               0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [TELEMIG CELULAR LOGO OMITTED]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: TELEMIG CELULAR S.A.
------------------------------------------------------------------------------------------------------------------------------------
    Group and                      ( )                         ( )                     ( )                            (X)
 Related Persons            Board of Directors              Management            Audit Committee           Technical and Consulting
                                                                                                                   Committees
------------------------------------------------------------------------------------------------------------------------------------

                                                              Initial Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Common                                  0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                    Preferred                               0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

                                                          Operations in the Month
------------------------------------------------------------------------------------------------------------------------------------
   Securities /           Stock                                                                                              Volume
   Derivatives       Characteristics (2)       Intermediary     Operation       Day         Quantity         Price         (R$) (3)
------------------------------------------------------------------------------------------------------------------------------------
       0                  0                         0           Buy              0            0                0              0
------------------------------------------------------------------------------------------------------------------------------------
                                                                Sell
------------------------------------------------------------------------------------------------------------------------------------

                                                               Final Balance
------------------------------------------------------------------------------------------------------------------------------------
   Securities                                                                                                     %
       /                                                                                            --------------------------------
   Derivatives                       Securities Characteristics (2)                   Quantity       Same Class
                                                                                                      and Type         Total
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Common                                   0               0               0
------------------------------------------------------------------------------------------------------------------------------------
     Shares                                   Preferred                                0               0               0
------------------------------------------------------------------------------------------------------------------------------------


(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.